

USPB UPDATE

Volume 11, Issue 5 | www.uspremiumbeef.com | **May 10, 2007**

Grid premiums average $20.31 per head

Brawley Plant/Cattle Performing Well

After nearly one year of operating the Brawley, CA, processing plant, the consensus is that the acquisition has been beneficial to U.S. Premium Beef as well as the former owners of Brawley Beef.

"The Brawley facility and our members who market cattle to that plant have performed above our expectations," explains USPB CEO Steve Hunt. "Our members in that region certainly understand the concept of producers owning processing and the marketing right and obligation that goes with ownership. And, having a plant located near the West Coast has enabled us to expand our marketing efforts in that part of the country as well as internationally."

"The benefits of owning processing are even greater today being part of USPB and National Beef," adds Larry McDonald with McElhaney Cattle Co., which was one of the owners of Brawley Beef, LLC. "Our returns from marketing cattle have been good. We, Brawley Beef, didn't have the size or expertise to compete in the marketplace. Today, producers need to be aligned with a processor with size to succeed."♦

Cattle Marketed at Brawley Plant 6/01/06 to 4/30/07	
(Numbers in Percent)	**All Cattle**
Yield	61.74
Prime	5.86
Choice Plus	68.71
Ungraded	1.50
Hard Bone	0.00
YG1	0.29
YG2	48.18
YG3	44.45
YG4	3.47
YG5	0.21
Light Wt. <600 lb.	0.90
Heavy Wt. >975 lb.	1.70
Premium	**$20.31**

Call our office if you'd like to analyze cattle on our grids

Comparing USPB's Base and Market Grids

Ever wonder which grid to market your cattle on or how a set of cattle would have performed on another USPB grid? The table below compares three hypothetical cattle types priced on USPB's Base and Market grids for the delivery week ending April 28, 2007. Obviously, how cattle work on either grid will not only depend on the type and quality of those cattle but also the grid inputs for the week of delivery on each grid. If you would like to know how your cattle would perform on either of USPB's grids, please call our office at 866-877-2525 for a grid comparison.♦

	Blacks	Ave.	Xbred
Yield Diff. vs. KS Plant Ave. %	-0.5	0.0	+0.5
Prime %	3	1	0.0
Choice or better %	70	58	45
CAB %	14	6	3
Yield Grade 1 %	5	7	11
Yield Grade 2 %	29	32	40
Yield Grade 3 %	50	51	45
Yield Grade 4 %	15	10	4
Yield Grade 5 %	1	0	0
Values below show relative differences between grids			
Base Grid Equiv. Live $/cwt	97.64	97.18	97.01
Market Grid Equiv. Live $/cwt	97.00	96.88	97.04
Base Grid Equiv. Hot $/cwt	156.12	154.16	152.67
Market Grid Equiv. Hot $/cwt	155.11	153.68	152.72
Base Grid Advantage $/hd	+7.83	+3.85	NA
Market Grid Advantage $/hd	NA	NA	+$0.37

Did You Know...

✓This month, USPB is sending the *UPDATE* newsletter via email to a sample of members who have supplied us with email addresses. Electronic delivery will get the *UPDATE* to members sooner as well as save paper, printing and mailing costs. If you would like to receive future *UPDATES* electronically, please email our office at uspb@uspb.com.

✓USPB has unitholders' delivery rights available for lease at $5 per head to members who want to deliver cattle. ♦

USPB Benchmark Performance Data

Cattle Marketed in KS Plants 4/01/07 to 4/28/07				
(Numbers in Percent)	Base Grid		Market Grid	
	All	Top 25%	All	Top 25%
Yield	63.60	64.10	64.00	64.51
Prime	2.57	4.76	1.40	1.57
Choice Plus	60.03	70.57	47.38	53.54
CAB	13.13	18.58	5.47	6.83
BCP	9.47	12.98	1.50	0.48
Black Hided	79.86	89.22	55.71	41.73
Ungraded	2.13	1.10	3.86	1.74
Hard Bone	0.69	0.18	0.49	0.62
YG1	4.35	1.90	8.10	8.97
YG2	31.67	24.34	40.90	41.63
YG3	50.16	58.77	41.38	40.76
YG4	12.34	13.73	8.65	8.01
YG5	1.48	1.26	0.97	0.63
Light Wt.	1.00	0.35	1.20	0.75
Heavy Wt.	1.16	0.81	0.31	0.37
Grid Premiums/Discounts $/Head				
Quality Grade	$16.57	$32.15	$2.14	$8.27
Yield Benefit	$9.35	$20.48	$8.95	$19.31
Yield Grade	-$3.52	-$4.20	$2.32	$3.35
Out Weight	-$2.60	-$1.43	-$2.42	-$1.76
AV	$3.23	$7.41	$0.11	$0.00
Natural	$2.90	$7.88	$0.00	$0.00
Steer/Heifer	$1.40	$1.73	$2.61	$2.62
Total Prem.	**$27.33**	**$64.02**	**$13.71**	**$31.79**

Black Canyon® Premium Now on Grid

U.S. Premium Beef has replaced the National Black Angus® (NAB) premium on its Base and Market grids with a Black Canyon® Premium Reserve (BCP) premium. Carcasses qualifying for this premium must be Choice, Small 50 or greater marbling, A maturity, Yield Grade 3 or lower. The BCP premium will be $1.50/cwt less than the Certified Angus Beef® premium just as the NAB premium had been.♦

Choice/Select Spread Still Rewarding High Quality Cattle

USDA's Choice/Select spread stabilized during the last month but still remains below the long-term average. The reward for producing Choice carcasses continues strong relative to historical premiums.

Overall, USPB Base grid cattle earned a respectable $16.57 per head in Quality Grade premiums in the four weeks ending April 28. (See USPB Benchmark Performance Data table at left.) However, cattle in the Top 25% on the Base grid earned an impressive $32.15 per head in Quality Grade premiums.♦


USDA Weekly Choice/Select Spread
01-05 AVG
2006
2007
$/cwt, carcass basis
$24
$20
$16
$12
$8
$4
$0
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec

USPB Non-Conditional Unit Trade Report

	FY 2007 Trades	April Trades
# Units Traded	36,237	250
Avg. Price/Unit	$130.84	$130.00

ADDRESS SERVICE REQUESTED

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
US Postage Paid
Kansas City, MO
Permit #6412